UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
NATIONAL HEALTHCARE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	52—2057472

(State of Incorporation or Organization)	(I.R.S. Employer Identification Number)

100 Vine Street, Murfreesboro, TN	37130

(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Each Exchange on which
to be so registered	each class is to be registered
Preferred Stock Purchase Rights	American Stock Exchange

If this form relates to the	If this form relates to the
Registration of a class of securities	registration of a class of securities
Pursuant to Section 12(b) of the	pursuant to Section 12(g) of the
Exchange Act and is effective	Exchange Act and is effective
pursuant to General Instruction	pursuant to General Instruction
A.(c), please check the following	A.(d), please check the following
Box. ☒	box. ☐
Securities Act registration statement file number to which this form relates: not applicable
(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.
     On August 2, 2007, the Board of Directors of National HealthCare Corporation (the “Company”) approved the adoption of a Stockholder Rights Plan and declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s Common Stock to stockholders of record at the close of business on August 2, 2007 (the “Dividend Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-ten-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, $0.01 par value (the “Preferred Stock”), at a purchase price of $250 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Computershare Trust Company, N.A. as Rights Agent, dated as of August 2, 2007, as may be amended, restated or otherwise modified from time to time (the “Rights Agreement”).
     Certificates. Initially, the Rights will not be exercisable, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to extension by the Board of Directors in certain circumstances, the Rights will separate from the Common Stock and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning twenty percent (20%) or more of the outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     Expiration and Exercise. The Rights are not exercisable until the Distribution Date, if any such date shall occur, and will expire at the close of business on tenth anniversary of the record date of the plan (August 2, 2017), unless previously redeemed or exchanged by the Company as described below.
     As soon as practicable after a Distribution Date, if any such date shall occur, the Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
     “Flip-In” Events. In the event that (i) the Company is the surviving Company in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) an Acquiring Person becomes the beneficial owner of more than twenty percent (20%) of the outstanding shares of Common Stock, (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an

Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest being increased by more than one percent (1%) (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two (2) times the exercise price of the Right. However, the Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will become null and void.
     “Flip-Over” Events. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving Company, or (ii) fifty percent (50%) or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right.
     Exchange Feature. At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange rate of one share of Common Stock (or a combination of cash, property, Common Stock or other securities having an equal value) per Right (subject to adjustment).
     Adjustment for Dilution. The purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.
     Redemption. At any time until ten (10) days following the Stock Acquisition Date or such later date as may be determined by action of the Board of Directors then in office and publicly announced by the Company, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Stockholder Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.
     Amendments. Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.
     Five-Year Independent Director Review of Rights Plan. Under Rights Plan, the Board of the Directors will establish a Shareholder Rights Plan Committee (which shall consist of non-management directors) that will periodically consider whether the maintenance of the Rights Plan continues to be in the best interests of the Company and its shareholders. The Shareholder Rights Plan Committee will conduct such review when and in such manner as such committee deems appropriate and will conduct its review at least once every five years.
Item 2. Exhibits
3.1	Certificate of Designation establishing a series of a class of stock classifying and designating the Series B Junior Participating Preferred Stock.
4.1	Rights Agreement, dated as of August 2, 2007, between National HealthCare Corporation and Computershare Trust Company, N.A.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NATIONAL HEALTHCARE CORPORATION
By:	/s/ Robert G. Adams
	Name:	Robert G. Adams
	Title:	CEO

Date: August 3, 2007

Exhibit Index
EXHIBIT INDEX

Number	Exhibit
3.1	Certificate of Designation of a Series of Preferred Stock of National HealthCare Corporation classifying and designating the Series B Junior Participating Preferred Stock.

4.1	Shareholder Rights Agreement, dated as of August 2, 2007, between National HealthCare Corporation and Computershare Trust Company, N.A.